                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                    ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE,
              SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________________ to ______________________

Commission File No. 0-20036


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            THE MEN'S WEARHOUSE, INC.
                               401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            THE MEN'S WEARHOUSE, INC.
                               5803 Glenmont Drive
                              Houston, Texas 77081

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998 AND
   FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1999:

   Item 27a - Supplemental Schedule of Assets Held for Investment Purposes                                         7

   Item 27d - Supplemental Schedule of Reportable Transactions                                                     8


Schedules Omitted

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Participants of
The Men's Wearhouse, Inc.
    401(k) Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/S/ DELOITTE & TOUCHE LLP

Houston, Texas
June 23, 2000


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

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                 1999            1998
                                             -----------     -----------
INVESTMENTS, At fair value:
   Mutual Fund Assets:
      AXP Cash Management Fund               $ 1,379,796     $ 1,084,209
      AXP Bond Fund                              691,770         751,552
      AXP Mutual Fund                          2,016,194       1,634,669
      AXP Blue Chip Advantage Fund             4,319,694       2,822,285
      AXP New Dimensions Fund                  5,962,521       3,747,816
      AXP Global Growth Fund                   1,489,706         823,935
   IDS Guaranteed Retirement Fund              1,298,669         801,800
   The Men's Wearhouse Pooled Stock Fund       4,765,571       4,655,016
   Loans to participants                       1,537,427       1,085,926
                                             -----------     -----------

                Total investments             23,461,348      17,407,208
                                             -----------     -----------

CONTRIBUTIONS RECEIVABLE:
   Employee                                      254,320         231,438
   Employer                                       16,823           7,911
                                             -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS            $23,732,491     $17,646,557
                                             ===========     ===========


See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                            1999            1998
                                                        -----------     -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation in fair value of investments     $ 1,270,064     $ 2,314,200
      Interest and dividends                              1,280,872         720,723
                                                        -----------     -----------

                Total                                     2,550,936       3,034,923

   Employee contributions                                 4,908,545       4,028,993
   Employer contributions                                   225,239         117,453
                                                        -----------     -----------

                Total                                     5,133,784       4,146,446
                                                        -----------     -----------

                Total additions                           7,684,720       7,181,369

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
   Benefit payments                                       1,598,786       1,198,805
                                                        -----------     -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS         6,085,934       5,982,564

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                     17,646,557      11,663,993
                                                        -----------     -----------

   End of year                                          $23,732,491     $17,646,557
                                                        ===========     ===========


See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan and trust agreements for more information.

      GENERAL - The Plan is a defined contribution plan that has been amended and restated effective January 1, 1992 as a separate plan; previously, it was part of The Men's Wearhouse, Inc. Employee Stock Ownership Plan and Employees' Savings Plan. The purpose of the Plan is to provide eligible employees with future retirement benefits through a deferred savings program. The Plan year ends on December 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent amendments and revisions.

      ELIGIBILITY - The Plan provides that all employees of The Men's Wearhouse, Inc. (the "Company"), except for employees of the two wholly owned subsidiaries of K&G Men's Center, Inc. and subsidiaries and Moores Retail Group Inc. and subsidiaries, become eligible participants after three months of service.

      ADMINISTRATION - The Plan is administered by an advisory committee made up of four employees, two of whom also serve on the Company's Board of Directors. The Company pays all administrative expenses of the Plan. Investments of the Plan are held in trust by American Express Trust Company, formerly named IDS Bank and Trust (the "Trustee").

      CONTRIBUTIONS - Eligible employees may make pre-tax contributions to the Plan through salary deferrals, up to the amount of the current year statutory limitations (subject to cost-of-living adjustments). The Company revised the Plan on April 1, 1998 to include a 5% contribution by the Company on the first $2,000 salary deferral for all qualified participants for a maximum $100 contribution per participant per year. Effective March 1, 1999, the Company revised the Plan to increase the Company's matching percentage from 5% to 8% on the first $2,000 salary deferral for all qualified participants. Effective March 1, 2000, the matching percentage was increased from 8% to 10% on the first $2,000 salary deferral for all qualified participants.

      AUTHORIZED INVESTMENTS - Employee contributions are deposited into a trust account which is invested by the Trustee in various investment options as directed by each employee. The investment options available include six mutual fund investments maintained by the Trustee plus The Men's Wearhouse Pooled Stock Fund and the IDS Guaranteed Retirement Fund.

      VESTING - Employees are 100% vested in their salary deferral contribution accounts and their employer contribution accounts.

      DISTRIBUTIONS TO PARTICIPANTS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or equal annual installments not to exceed the life expectancy of the participant or beneficiary. A participant may also withdraw his or her employee contributions to meet certain defined financial hardship needs subject to approval by the Plan's advisory committee.

      LOANS - Plan loans are available to all active Plan participants on a reasonably equivalent basis. Amounts may not exceed the lesser of $50,000 or one-half of the current value of a participant's vested account balance. All loans are fully secured by the balance in the participant's account.

2.    SUMMARY OF ACCOUNTING POLICIES

      The financial statements are prepared on the accrual basis of accounting. Investments are reported in the financial statements at their fair market value as determined by quoted market prices. The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect reported amounts. The Plan's financial statements are based on management's best estimates and judgments. Actual results may differ from these estimates.

3.    PLAN TERMINATION

      Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 10, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.    BENEFITS PAYABLE

      As of December 31, 1999 and 1998, net assets available for benefits included benefits of $57,978 and $236,265, respectively, due to participants who have withdrawn from participation in the Plan.

6.    RELATED PARTY TRANSACTIONS

      During the years ended December 31, 1999 and 1998, the Plan purchased and sold shares of the Trustee's mutual fund assets, as shown below:


                                 PURCHASES

                 1999                                      1998
    -------------------------------           -------------------------------
                            COST                                      COST
     SHARES                AMOUNT                SHARES               AMOUNT
    2,743,683            $8,285,112             1,676,720          $5,416,942

                                      SALES

                        1999                                                   1998
 -------------------------------------------------           ---------------------------------------------
                       SALES              COST                                  SALES              COST
     SHARES            AMOUNT            AMOUNT                SHARES           AMOUNT            AMOUNT
    1,724,991        $4,232,455        $3,705,521            1,209,905        $3,261,562        $2,855,736



During the years ended December 31, 1999 and 1998, the Plan purchased and sold shares of The Men's Wearhouse Pooled Stock Fund, as shown below:

                                    PURCHASES


             1999                                   1998
    --------------------------             --------------------------
                       COST                                   COST
     SHARES           AMOUNT                SHARES           AMOUNT
     139,744        $2,374,302              146,991        $2,501,315



                                      SALES

                     1999                                                     1998
   --------------------------------------------              -------------------------------------------
                     SALES              COST                                  SALES              COST
    SHARES           AMOUNT            AMOUNT                SHARES           AMOUNT            AMOUNT
    115,817        $2,092,485        $1,508,324              76,753         $1,483,893         $901,028




                                     ******

--------------------------------------------------------------------------------
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                                 NUMBER OF                        MARKET
                             DESCRIPTION                                           SHARES         COST            VALUE
MUTUAL FUNDS:
   AXP Cash Management Fund*                                                      1,379,796    $ 1,379,796    $ 1,379,796
   AXP Bond Fund*                                                                   145,330        723,631        691,770
   AXP Mutual Fund*                                                                 158,881      2,145,014      2,016,194
   AXP Blue Chip Advantage Fund*                                                    347,522      3,744,446      4,319,694
   AXP New Dimensions Fund*                                                         166,504      4,414,400      5,962,521
   AXP Global Growth Fund*                                                          143,517      1,202,610      1,489,706
                                                                                               -------------  -----------

TOTAL                                                                                          $13,609,897    $15,859,681
                                                                                               =============  ===========

ANNUITIES - IDS Guaranteed Retirement Fund*                                       1,298,669    $ 1,298,669    $ 1,298,669
                                                                                               ============   ===========

THE MEN'S WEARHOUSE POOLED STOCK FUND*                                              162,235    $ 4,400,523    $ 4,765,571
                                                                                               ============   ===========

LOANS TO PARTICIPANTS(1)*                                                                      $ 1,537,427    $ 1,537,427
                                                                                               ============   ===========


*  Party-in-interest

(1) Generally five-year installment notes with interest rates ranging from 6.5% to 12.67%.

--------------------------------------------------------------------------------
ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

Transactions during the year ended December 31, 1999 in excess of 5% of the fair value of the Plan's total assets as of the beginning of the Plan year are as follows:



                                                                          TOTAL            TOTAL
                                            NUMBER          NUMBER        DOLLAR           DOLLAR
                                              OF              OF         VALUE OF         VALUE OF          NET GAIN
              DESCRIPTION                  PURCHASES        SALES        PURCHASES         SALES            OR (LOSS)
SINGLE TRANSACTIONS -

None

SERIES TRANSACTIONS:

AXP Blue Chip Advantage Fund*                119               94       $1,888,037       $  690,432       $  217,706
AXP Mutual Fund*                              91              100          968,553          530,057           (5,917)
AXP Bond Fund*                               158               88          612,490          617,511          (27,994)
AXP New Dimensions Fund*                     123               88        1,975,122          777,605          307,385
The Men's Wearhouse Pooled
   Stock Fund*                               109              117        2,374,302        2,092,485          584,161
AXP Cash Management Fund*                    147               74        1,060,207          750,223               --
IDS Guaranteed Retirement Fund*               86               85        1,208,441          711,572               --


*  Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Men's Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                           THE MEN'S WEARHOUSE, INC.
                                              401(k) SAVINGS PLAN



Date: June 28, 2000                        /s/ Gary G. Ckodre
     --------------                            ------------------------------
                                               Gary G. Ckodre, Member of
                                                 the Advisory Committee




























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